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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING
AND/OR REGISTRATION UNDER SECTION 12(b)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-41891

VAST RENEWABLES LIMITED
Exchange: Nasdaq Global Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Suite 7.02, 124 Walker Street,
North Sydney NSW 2060,
Australia
+61 2 4072 2889
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Ordinary Shares, no par value; Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Vast Renewables Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25, and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

VAST RENEWABLES LIMITED

Date: May 15, 2025	By:	/s/ Marshall D. Smith
Name: Marshall D. Smith
Title: Chief Financial Officer